March 7, 2006

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:	Partners Financial Corporation

Form 10-KSB for Fiscal Year Ended

March 31, 2005

Filed July 11, 2005

File No. 333-103651

Dear Mr. Cline:

We have received your letter, dated February 15, 2006, with several comments on the filing noted above. We have responded to your comments in the following manner:

Comment:	Consolidated Financial Statements, page 24

General

1. It is not appropriate for a fiscal period to exceed twelve months. Please revise your financial statement to separately disclose your financial information at the end of each fiscal year as required by Item 3-10(a) of Regulation S-B.

Response:	We have revised the financial statement as requested. These revisions are reflected in an Amendment no. 1 to Form 10-KSB for the Fiscal Year Ended March 31, 2005, which was filed with the Commission today.

Comment:	Statement of Operations, page 27

2. Please revise your income statement to separately reflect all expenses of 1% of the total of organization expenses. Refer to Rule 9-04.14 of Regulation S-X. Alternatively provide this information in a footnote to the financial statements.

Response:	We have revised the income statement itself as requested. These revisions are reflected in an Amendment no. 1 to Form 10-KSB for the Fiscal Year Ended March 31, 2005, which was filed with the Commission today.

We believe that we have been responsive to your comments. If you have questions about our responses, please contact me at 239-434-2069.

Very truly yours,

/s/ Charles T. DeBilio
Charles T. DeBilio
Senior Vice President and Chief Financial Officer

Cc: Rebekah Moore, Staff Accountant